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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2006


                        Commission File Number: 000-11743



                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F [X]  Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ]   No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
Announcement Regarding Acquisition of Shares                                3

Announcement Regarding Share Repurchase through ToSTNeT-2                   3

Signature                                                                   4

Exhibit Index                                                               5

Exhibit 1  Announcement Regarding Acquisition of Shares                     6

Exhibit 2  Announcement Regarding Share Repurchase through ToSTNeT-2        7

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                   Announcement Regarding Acquisition of Shares

On November 28, 2006, we announced that our board of directors resolved to acquire shares of our stock. Attached as Exhibit 1 hereto is an English translation of the announcement.

           Announcement Regarding Share Repurchase through ToSTNeT-2

On November 28, 2006, we announced our plan to conduct a repurchase of shares of our stock through ToSTNeT-2 (the Tokyo Stock Exchange Trading Network System). Attached as Exhibit 2 hereto is an English translation of the announcement.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         WACOAL HOLDINGS CORP.
                                         (Registrant)



                                         By: /s/ Ikuo Otani
                                             -------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning


Date: November 28, 2006

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                                 EXHIBIT INDEX


                                                                            Page
                                                                            ----

Exhibit 1     Announcement Regarding Acquisition of Shares                   6

Exhibit 2     Announcement Regarding Share Repurchase through ToSTNeT-2      7

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                                    EXHIBIT 1

                              (English Translation)

                                                               November 28, 2006

To whom it may concern:

                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number: 3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


                  Announcement Regarding Acquisition of Shares

       (Repurchase of shares in accordance with Articles of Incorporation as provided by Paragraph 1, Article 459 of the Corporate Law)

     Wacoal Holdings Corp. (the "Company") announced that it was resolved at a meeting of its board of directors held on November 28, 2006 that the Company will acquire shares of its stock in accordance with its Articles of Incorporation pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law.

1.   Reason for acquisition of shares:                           To implement increased flexibility with respect to capital

2.   Details of acquisition:

     (1) Type of shares to be acquired                           Common stock of the Company

     (2) Total number of shares to be acquired                   2,900,000 shares
                                                                 (2.01% of issued shares)

     (3) Aggregate share acquisition price                       4,335,500,000 yen

     (4) Date of acquisition                                     November 29, 2006


Note: The Company's treasury stock holdings as of November 28, 2006 were as follows:

     Total number of issued shares (excluding treasury stock)    143,908,082 shares

     Shares held as treasury stock                               108,603 shares
                                                                                                                   - End -

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                                    EXHIBIT 2

                              (English Translation)

                                                               November 28, 2006

To whom it may concern:

                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number: 3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


            Announcement Regarding Share Repurchase through ToSTNeT-2

     Wacoal Holdings Corp. (the "Company") announced today that it has decided to repurchase shares of its stock as follows as stipulated by the Articles of Incorporation pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law.

                                      NOTE

     The Company will place purchase orders for shares of its stock through ToSTNeT-2 (the Tokyo Stock Exchange Trading Network System) (closing price orders) at 8:45 A.M. on November 29, 2006, for 1,495 yen per share -- the closing price of the Company's common stock today, November 28, 2006 -- on the first section of the Tokyo Stock Exchange (there will be no change to other trading methods or trading times). The purchase orders will only be placed at such time.


(1) Class of shares to be repurchased:                     Common stock

(2) Aggregate number of shares to be repurchased:          2,900,000 shares

                                                           (Note 1) There will be no change to the number of shares for which the
                                                                    Company will place purchase orders. However, depending on market trends, the Company may not purchase some or all of such shares.

                                                           (Note 2) Purchases will be made subject to the receipt of sell orders that correspond to our purchase orders.

(3) Purchase price:                                        1,495 yen

(4) Announcement of the result of repurchase:              The result of the repurchase will be announced after the close of the market on November 29, 2006
                                                                                                                             - End -

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